SCHNEIDER WEINBERGER & BEILLY LLP
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telephone (561) 362-9595
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jim@swblaw.net

June 30, 2010

'CORRESP'

Mail Stop 4720

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Kei Nakada, Staff Accountant

Re:	Sunwin International Neutraceuticals, Inc. (the "Company")
Form 10-K for Fiscal Year Ended April 30,2009
Filed July 29, 2009
Commission File No. 000-53595

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 16, 2010 on the above-referenced filing.  Following are the Company’s responses to the staff’s comments, which such responses appear in the same order as the comment letter for ease of review:

Consolidated Financial Statements
Note 7 – Income Taxes, page F-15

1.
We acknowledge your response to comment one. It remains unclear why cumulative temporary differences related to share-based payment transactions, originally labeled as permanent differences, are included in your rate reconciliation. If appropriate please:

-	include these cumulative temporary differences in your table of deferred tax assets;
-
update your valuation allowance in the table of deferred tax assets to include an amount to cover the cumulative temporary differences associated with the share-based payment transaction because realization is not more likely than not;

-	remove the "permanent differences" line item from your rate reconciliation
-	update the "increase in valuation allowance" line item in your rate reconciliation table to include the valuation allowance associated with the share-based payment transactions; and
-	revise your disclosure to explain why you deem it more likely than not that the benefits associated with the share-based payments transactions will not be realized.

Otherwise, please explain to us why it is appropriate to include cumulative temporary differences in your rate reconciliation and reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE:  The Company’s proposed modifications to Note 7 are below.  Please note that the sections titled “as filed” denote the section of Note 7 in which the comments were directed and the sections titled “as amended” denote that same section amended in this reply to be in compliance with applicable disclosures; additions and modifications are shown in italicized bold font for comparative purposes in this letter only.

The Company requests that these changes be applied prospectively in the Company’s upcoming Form 10-K for the year ended April 30, 2010, to be filed in the upcoming month. The Company believes the errors, as previously disclosed, are such that they do not lead to the conclusion that the disclosure in the financial statements are materially misstated leading to the conclusion that the financial statements as filed could not be relied upon.

Please see the Income Tax Footnote in its entirety from the Company’s Form 10-K for Fiscal Year Ended April 30, 2009 with revisions included below:

NOTE 7 - INCOME TAXES

We account for income taxes under SFAS No. 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Our subsidiaries in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to tax at a statutory rate of 33% (30% state income tax plus 3% local income tax). Commencing January 2008, the PRC Income Tax rate was reduced to a maximum of 25% (inclusive of state and local income taxes) for all companies.

The components of income (loss) before income tax consist of the following:

	Year Ended April 30,
	2009	2008
U.S. Operations	$(657,519)	$(2,253,073)
Chinese Operations	1,157,815	2,255,652
	$500,296	$2,579

The components of the provision (benefit) for income taxes are as follows:

	Year Ended April 30,
	2009	2008
Federal, State and Local	$-	$-
Peoples Republic of China - Federal and Local	307,527	101,682
	$307,527	$101,682

The table below summarizes the reconciliation of our income tax provision (benefit) computed at the statutory U.S. Federal rate and the actual tax provision:

As Filed:

	Year Ended April 30,
	2009	2008
Income tax provision at Federal statutory rate	$236,000	$-
State income taxes, net of Federal Benefit	32,000	-
Permanent differences	135,000	430,000
U.S. tax rate in excess of foreign tax rate	(214,000)	(213,000)
Abatement of foreign income taxes	-	(578,000)
Increase in valuation allowance	119,000	463,000
Tax provision (benefit)	$308,000	$102,000

As Amended:

	Year Ended April 30,
	2009	2008
Income tax provision at Federal statutory rate	$236,000	$-
State income taxes, net of Federal Benefit	32,000	-
Temporary differences	135,000	430,000
U.S. tax rate in excess of foreign tax rate	(214,000)	(213,000)
Abatement of foreign income taxes	-	(578,000)
Benefit of loss on US operations	254,000	893,000
Increase in valuation allowance for Share-based transactions	(135,000)	(430,000)
Tax provision (benefit)	$308,000	$102,000

As Filed:

We have a net operating loss (“NOL”) carryforward for United States income tax purposes at April 30, 2009 expiring through the year 2029. Management estimates the NOL as of April 30, 2009 to be approximately $3,336,000. The utilization of our NOL’s may be limited because of a possible change in ownership as defined under Section 382 of Internal Revenue Code.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We recognized, a valuation allowance for those deferred tax assets for which it is more likely than not that realization will not occur. Our deferred tax assets as of April 30, 2009 and 2008 are as follows:

	Year Ended April 30,
	2009	2008

NOL carryforwards	$1,288,000	$1,200,000
Valuation allowance	(1,288,000)	(1,200,000)
Deferred tax asset, net of allowance	$-	$-

As Amended:

We have a net operating loss (“NOL”) carryforward for United States income tax purposes at April 30, 2009 expiring through the year 2029. Management estimates the NOL as of April 30, 2009 to be approximately $3,336,000. The utilization of our NOL’s may be limited because of a possible change in ownership as defined under Section 382 of Internal Revenue Code.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Included in the deferred tax asset is the aforementioned NOL and the tax benefit associated with the issuance of stock-based compensation. The realization of tax benefits for stock-based compensation is dependent on future taxable income, in addition to the exercise of stock options; we are not able to predict if such future taxable income will be more likely than not sufficient to utilize the benefit. As such, we do not believe the benefit is more likely than not to be realized and we recognize a full valuation allowance for those deferred tax assets. Our deferred tax assets as of April 30, 2009 and 2008 are as follows:

	April 30,
	2009	2008
NOL carryforwards	$1,288,000	$1,200,000
Temporary differences – share based compensation	1,070,000	935,000
Total deferred tax asset	2,358,000	2,135,000
Valuation allowance	(2,358,000)	(2,135,000)
Deferred tax asset, net of allowance	$-	$-

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc: Ms. Dongdong Lin
Sherb & Co., LLP